PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Approved Terms of Reference, dated May 21, 2009, for the Morrison Copper/Gold Project

Vancouver BC,  May 25, 2009:  The Company is pleased to announce that the BC Environmental Assessment Office has approved the Terms of Reference for the proposed Morrison Copper/Gold project.  The Terms of Reference specifies the information that must be contained in Pacific Booker Minerals Inc’s application for an Environmental Assessment Certificate.

Issue identification and issue scoping was undertaken in consultation with interested and potentially affected parties – federal and provincial agencies, local governments, First Nations and the public – to ensure that all potential effects and issues of relevance to the assessment were incorporated into the Terms of Reference, so that the resulting application for the Environmental Assessment Certificate will be complete.

The Environmental Assessment Certificate is required to apply for a Mining Permit for the construction, operation and maintenance, decommissioning and reclamation of the proposed 30,000 tonnes/day open-pit mine at the Morrison property.

Pacific Booker Minerals Inc. is pleased to have completed this essential milestone.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml